Sainsbury's

082-00913

Sainsbury's Supermarkets Ltd
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
Fax 020 7695 7610
www.sainsburys.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 23 September 2009

09047010

SUPPL

Dear Sir

J Sainsbury Announces: Director Declaration.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 23rd September 2009.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

dlw 9/30

J Sainsbury plc

RECEIVED

2009 SEP 30 A 7:30

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

23 September 2009

Director declaration

Pursuant to Listing Rule 9.6.14R (1), J Sainsbury plc hereby notifies that David Tyler who will be appointed a Non-Executive Director of the Company from 1 October 2009 and Non-Executive Chairman of the Company from 1 November 2009, will resign as a Non-Executive Director of Reckitt Benckiser Group plc with effect from 30 September 2009.

End